SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-5860

                           NOTIFICATION OF LATE FILING

   (Check One):   |_| Form 10-K    |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q
                  |_| Form N-SAR

         For Period Ended:  September 30, 2002
                            -------------------------

|_|   Transition Report on Form 10-K       |_|   Transition Report on From 10-Q
|_|   Transition Report on Form 20-F       |_|   Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

        For the Transition Period Ended: ____________________________

     Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Recoton Corporation
                       ---------------------------------------------------------
Former name if applicable

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                               2950 Lake Emma Road
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Address of principal executive office (Street and number)

                            Lake Mary, Florida 32746
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City, state and zip code

                                     PART II
                             RULE 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a) The reasons described in reasonable detail in Part III of this form
     | could not be eliminated without unreasonable effort or expense;
     |
|X|  | (b) The subject annual report, semi-annual report, transition report on
     | Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on | or before the 15th calendar day following the prescribed due date; or the | subject quarterly report or transition report on Form 10-Q, or portion
     | thereof will be filed on or before the fifth calendar day following the
     | prescribed due date; and
     |
     | (c) The accountant's statement or other exhibit required by Rule
     | 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Recoton Corporation (the "Company") could not complete its filing on Form 10-Q for the quarter ended September 30, 2002 (the "September 10-Q") due to a delay in obtaining and compiling information required to be included in the September 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, the Company will file the September 10-Q no later than the fifth calendar day following the prescribed due date.



                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

             Arnold Kezsbom                             (407) 333-8900
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               (Name)                             (Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                              |X| Yes |_| No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              |X| Yes|_| No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Form 10-Q is expected to show operating results for the three months ended September 30, 2002 and 2001 substantially as follows (in thousands, except income per share data)(unaudited):


                                                           Three Months Ended
                                                            September 30,
                                                         -----------------------
                                                         2002           2001
         NET SALES*                                   $  74,844     $  73,721
         COST OF SALES                                   51,941        48,053
                                                         ------        ------

         GROSS PROFIT                                    22,903        25,668

         SELLING, GENERAL AND
             ADMINISTRATIVE EXPENSES                     22,050        18,554
                                                         ------        ------

         OPERATING INCOME                                   853         7,114

         OTHER (INCOME) EXPENSES:
            Interest expense                              5,866         5,927
            Amortization of financing costs               1,082           854
            Investment income                                 8           (38)
                                                     ----------      ---------

         INCOME (LOSS) FROM CONTINUING
           OPERATIONS BEFORE INCOME TAXES AND
           CUMULATIVE ACCOUNTING CHANGE                  (6,103)          371

         INCOME TAX BENEFIT                              13,215         1,300
                                                         ------       -------
         INCOME (LOSS) FROM CONTINUING
           OPERATIONS                                     7,112         1,671
         LOSS FROM DISCONTINUED
         OPERATIONS, NET OF TAXES*                      (32,741)       (1,312)

         NET INCOME (LOSS)                             $(25,629)          359
                                                       =========          ===

         BASIC AND DILUTED EARNINGS PER SHARE
         Income (Loss) from continuing operations           .58           .14
         Loss from discontinued operations                (2.67)         (.11)
                                                       ------------       ----

           Net Income (loss)                            $ (2.09)          .03
                                                         ======           ===
         Number of Shares Used in Computing
             per share amounts:

             Basic                                       12,234        12,081
             Diluted**                                   12,234        12,972


         DIVIDENDS                                        NONE          NONE
                                                          ====          ====


   * In the third quarter of 2002 the Company's video and computer game operations, foreign audio operations in Germany, Italy and Japan, UK accessories operation and AAMP of America, Inc., a domestic car audio accessories operation, qualified for discontinued operations presentation in accordance with the adoption of SFAS No. 144. The discontinued operations were separately presented for all reported periods.

   ** The effect of the assumed exercise of outstanding stock options and warrants for the three months ended September 30, 2002 is antidilutive and therefore is not reflected in the diluted loss per share. The amount not reflected is 253 for the three months ended September 30, 2002.


The foregoing numbers are subject to review by the Company's auditors. The anticipated material change in the quarterly net income (loss) is primarily attributable to the losses associated with certain of the Company's assets held for sale. In the third quarter of 2002 the Company's video and computer game operations, foreign audio operations in Germany, Italy and Japan, UK accessories operation and AAMP of America, Inc., a domestic car audio accessories operation, qualified for discontinued operations presentation in accordance with the adoption of SFAS No. 144.


                               Recoton Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date         November 15, 2002                  By:   /s/ Arnold Kezsbom
    ----------------------------------   --------------------------------------
                                                      Arnold Kezsbom
                                                      Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




                              GENERAL INSTRUCTIONS

          (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

          (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          (5) Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.